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     An Annual Meeting of Shareholders of Advance Capital I,
Inc. was held at the Radisson Hotel, 1500 Town Center,
Southfield, Michigan, on July 27, 1995 for the following purposes:

  1. To elect four Directors to hold office until the next
Annual Meeting of Shareholders or until their successors have been elected and qualified.

  Directors Elected at Meeting   Directors Now in Office
  ----------------------------   -----------------------
  Joseph A. Ahern                Joseph A. Ahern
  Richard W. Holtcamp            Richard W. Holtcamp
  John C. Shoemaker              John C. Shoemaker
  Frank R. Zimmerman             Frank R. Zimmerman

  2. To ratify the selection of Price Waterhouse, LLP as independent public accountants of Advance Capital I, Inc. for the fiscal year ending December 31,1995.

  Affirmative Votes:    10,795,331
  Negative Votes:                0
  Votes to Abstain:        138,229